SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. ___)

                         GENERAL ACCEPTANCE CORPORATION


                                (Name of Issuer)

                                  Common Stock


                         (Title of Class of Securities)

                                   368749107


                                 (CUSIP Number)


                                 Karl W. Kindig
                          11825 N. Pennsylvania Street
                             Carmel, Indiana 46032
                                 (317) 817-6708


       (Name, Address, Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                  July 8, 1997


            (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box.


[   ]


This filing contains 13 pages. The Exhibit Index appears on page 12 .



         CUSIP No...............................................................................................368749107


1.       NAME OF REPORTING PERSON.................................................Capitol American Life Insurance Company

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................................34-1083130


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS...............................................................................................WC
                                                                                                                      ---

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                      [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Arizona

Number of                  7.       SOLE VOTING POWER                                                           3,333,333
                                                                                                                ---------
Shares

Beneficially               8.       SHARED VOTING POWER                                                                 0
                                                                                                                       --
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                      3,333,333
                                                                                                                ---------
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                           0
                                                                                                                      --

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333
         ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%
         ----


14.      TYPE OF REPORTING PERSON                                                                                      IC
                                                                                                                       --




         CUSIP No...............................................................................................368749107


1.       NAME OF REPORTING PERSON...........................................................................Conseco, Inc.
                                                                                                            -------------

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.....................................................35-1468632


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                                                               NA


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                       [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     Indiana


Number of                  7.       SOLE VOTING POWER                                                                  0
                                                                                                                      --
Shares

Beneficially               8.       SHARED VOTING POWER                                                         3,333,333
                                                                                                               ----------
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                              0
                                                                                                                       --
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                    3,333,333
                                                                                                               ----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333
         ---------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%
         ----

14.      TYPE OF REPORTING PERSON                                                                                      HC





         CUSIP No................................................................................................368749107


1.       NAME OF REPORTING PERSON.......................................................................CIHC, Incorporated

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                      51-0356511


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [   ]   (b)  [ X ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                                                              N/A


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                                                                      [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                    Delaware


Number of                  7.       SOLE VOTING POWER                                                                  0
                                                                                                                      --
Shares

Beneficially               8.       SHARED VOTING POWER                                                         3,333,333
                                                                                                               ----------
Owned By

Each                       9.       SOLE DISPOSITIVE POWER                                                              0
                                                                                                                       --
Reporting

Person With                10.      SHARED DISPOSITIVE POWER                                                    3,333,333
                                                                                                               ----------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,333,333


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
         [   ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         35.6%

14.      TYPE OF REPORTING PERSON                                                                                     HC


Item 1.  Security and Issuer.

         This Schedule 13D is being filed by Capitol American Life Insurance Company ("Capital American"), Conseco, Inc. ("Conseco") and CIHC, Incorporated, ("CIHC") relating to the Common Stock, no par value (the "Common Stock"), of General Acceptance Corporation, an Indiana corporation (the "Company"). Capitol American is a wholly-owned subsidiary of CIHC. CIHC is a wholly-owned subsidiary of Conseco.

         The Company's principle executive offices are located at 1025 Acuff Road, Bloomington, Indiana 47404.

Item 2.  Identity and Background.

         This statement is filed by Capitol American, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Capitol American is an insurance company, organized under the laws of the State of Arizona, which provides cancer, accident, intensive care and other supplemental health insurance.

         The executive officers and directors of Capitol American are:

         Mr. Stephen C. Hilbert, whose business address is 11825 N. Pennsylvania Street, Carmel Indiana 46032, is Chairman of the Board and Chief Executive Officer of Capitol American. Mr. Hilbert is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr.   Donald  F.   Gongaware,   whose  business   address  is  11825 N.
Pennsylvania Street, Carmel, Indiana 46032, is President and a director of Capitol American. Mr. Gongaware is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr. Rollin M. Dick, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Executive Vice President and a director of Capitol American. Mr. Dick is also a director and executive officer of Conseco and other subsidiaries of Conseco and is a director of the Company.

         Ms. Ngaire E. Cuneo, whose business address is 745 Fifth Avenue, Suite 2700, New York, New York 10151, is a director of Capitol American. Ms. Cuneo is also a director and executive officer of Conseco and other subsidiaries of Conseco.

         Mr. James S. Adams, whose business address is 11825 N. Pennsylvania Street, Carmel, Indiana 46032, is Senior Vice President of Capitol American. Mr. Adams is also an executive officer of Conseco and other subsidiaries of Conseco.

         Mr.   Michael   A.   Colliflower,   whose  business address is 11825 N.
Pennsylvania Street, Carmel, Indiana 46032, is Senior Vice President, Legal, Secretary and a director of Capitol American.

         This statement is also filed by Conseco, the principal business address and principal office address of which is 11825 N. Pennsylvania Street, Carmel, Indiana 46032. Conseco is a financial services holding company, organized under the laws of the State of Indiana, which owns and operates insurance companies. The insurance companies owned and operated by Conseco develop, market, issue and administer annuity, health insurance and life insurance products. Conseco also provides administrative, data processing and investment management services to non-affiliates.

         The executive officers and directors of Conseco are:

         Mr. Hilbert is the Chairman of the Board, Chief Executive Officer and President of Conseco. Mr. Hilbert is also a Director of Conseco.

         Mr. Adams is the Senior Vice President, Chief Accounting Officer and Treasurer of Conseco.

         Ms. Cuneo is Executive Vice President of Corporate Development and a Director of Conseco. Ms. Cuneo is also a Director of the Company.

         Mr. Dick is the Executive Vice President and Chief Financial Officer and a Director of Conseco.

         Mr. Gongaware is the Executive Vice President and Chief Operations Officer and a Director of Conseco.

         David R. Decatur, M.D., whose business address is 1303 North Arlington Avenue, Indianapolis, Indiana 46219, is a physician practicing in Indianapolis, Indiana and is President and Chief Executive Officer of Innovative Health Systems, Inc. Dr. Decatur is a Director of Conseco.

         Mr.  M.  Phil  Hathaway,  whose  home   address is  4504  N. Northwood,
Bloomington, Indiana, is retired.  Mr. Hathaway is a Director of Conseco.


         Mr. James D. Massey, whose business address is National City Bank of Indiana, 101 W. Washington Street, Indianapolis, Indiana 46255, is retired. Mr. Massey is a Director of Conseco.

         Mr. Dennis E. Murray, Sr., whose business address is 111 East Shoreline Drive, Sandusky, Ohio 44870, is a partner and principal of the Ohio law firm of Murray and Murray, Co., L.P.A. Mr. Murray is a Director of Conseco.

         Mr. John M. Mutz, whose business address is 251 N. Illinois Street, Suite 1400, Indianapolis, Indiana 46204, is President of PSI Energy, Inc. Mr. Mutz is a director of Conseco.

         This statement is also filed by CIHC, the principal business address and principal office address of which is 1209 Orange Street, Wilmington, Delaware 19801. CIHC is an insurance holding company, organized under the laws of the State of Delaware, which owns and operates insurance companies. The insurance companies owned and operated by CIHC develop, market, issue and administer annuity, health insurance and life insurance products.

         The executive officers and directors of CIHC are:

         Mr. Mark A. Ferrucci, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is President and a director of CIHC. Mr. Ferrucci is also an employee of CT Corporation.

         Mr. William T. Devanney, Jr., whose business address is 11825 North Pennsylvania Street, Carmel, Indiana 46032, is Vice President, Corporate Taxes of CIHC. Mr. Devanney is also an officer of other subsidiaries of Conseco.

         Ms.  A.  M.  Horne,   whose  business  address is 1209  Orange  Street,
Wilmington, Delaware 19801, is Secretary of CIHC. Ms. Horne is also an employee of CT Corporation.

         Ms. Kim E. Lutthans, whose business address is 1209 Orange Street, Wilmington, Delaware 19801, is Treasurer of CIHC. Ms. Lutthans is also an employee of CT Corporation.

         Mr. Gongaware is a director of CIHC.

         All of the executive officers and directors of Capitol American, Conseco and CIHC are United States citizens. During the last five years, no executive officer of Capitol American, Conseco and CIHC has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any such person been party to civil proceedings of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Effective April 11, 1997, Capitol American purchased from the Company $10,000,000 of 12% Convertible Subordinated Notes of the Company (the "Debentures") pursuant to a Securities Purchase Agreement, dated April 11, 1997 (the "Purchase Agreement"), between the Company and Capitol American. Subject to acceleration, the principal balance, plus all accrued and unpaid interest, of the Debentures becomes due and payable on April 11, 2000. The indebtedness under the Debentures is subordinate to certain senior indebtedness of the Company. Subject to the approval of the conversion features of the Debentures by the shareholders of the Company, which approval was obtained on July 8, 1997, the Debentures are convertible, at any time and from time to time, at the option of Capitol American, upon 10 days prior written notice to the Company, into shares of Common Stock at a rate equal to $3.00 per share. The number of shares of Common Stock into which the Debentures are convertible and the conversion price are subject to certain antidilution provisions contained in the Debentures. Capitol American made such investment out of working capital.

Item 4.  Purpose of Transaction.

         The purpose of Capitol American, Conseco and CIHC in having Capitol American make its investment in the Company was for investment purposes.

         Capitol American, Conseco and the Company are discussing the possibility of the guarantee by Capitol American and Conseco of certain indebtedness of the Company in return for the issuance to Capitol American and/or Conseco, as the case may be, by the Company of subordinated notes convertible into additional Common Stock in the event Capitol American and/or Conseco, as the case may be, are obligated to fund under their respective guarantees.

Item 5.  Interest in Securities of the Issuer.

                  (a) As a result of Capitol American's ownership of $10,000,000 of the Debentures, Capitol American, CIHC as the sole shareholder of Capitol American and Conseco as the sole shareholder of CIHC, beneficially own 3,333,333 shares of the Common Stock representing approximately 35.6% of the shares of Common Stock deemed to be outstanding. Such beneficial ownership is based upon the conversion of the Debentures at a conversion price of $3.00 per share for $10,000,000 of Debentures.

                  (b) Upon conversion of the Debentures, Capitol American will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 3,333,333 shares of Common
         Stock. Through their ownership of Capitol American, Conseco and CIHC may be deemed to share the power to direct the vote or disposition of such shares of Common Stock. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Conseco and CIHC expressly disclaim beneficial ownership of such shares and declare that the filing of this statement shall not be construed as an admission of any such beneficial ownership.

                  (c) The only transactions involving the Common Stock effected during the past 90 days by Capitol American,

         Conseco or CIHC are as described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above for a general description of the conversion and other features of the Debentures.

         In addition to providing, among other things, for the purchase and issuance of the Debentures and customary representations, warranties, covenants and events of default, the Purchase Agreement provides for:

                  (a) the acceleration and repayment in full of the principal amount of the Debentures, together with all accrued and unpaid interest, in the event of the occurrence of an event of default under the Purchase Agreement;

                  (b) the acceleration and repayment in full of all amounts owing under the Debentures or, at the option of Capitol American, the redemption by the Company of the Debentures for an aggregate amount equal to the market value of the maximum number of shares into which the Debentures are convertible, if (upon the earlier of the optional conversion or maturity date of the Debentures) the Company fails or refuses to register the shares of Common Stock of the Company issued or issuable to Capitol American under the Securities Act of 1933, as amended (the "Act"), pursuant to the Registration Rights Agreement, dated as of April 11, 1997, among the Company, and Capitol American (the "Registration Rights Agreement"); and

                  (c) the right of Capitol American to purchase subordinated indebtedness to be issued by the Company in the future on terms no less favorable than such subordinated indebtedness would be offered to others.

         The Registration Rights Agreement generally obligates the Company, at the request of Capitol American, to effect the registration of the shares of Common Stock into which the Debentures are converted; provided, however, that the Company is obligated to make only two such registrations. In addition, the Company is obligated to provide Capitol American with certain "piggyback" registration rights.

         The Company, Conseco, Capitol American and certain stockholders of the Company holding a majority of the issued and outstanding shares of Common Stock of the Company (the "Stockholders") are parties to that certain Stockholders' Agreement, dated April 11, 1997, which, among other things:

                  (a) fixes the number of directors of the Company at six;

                  (b) entitles Conseco to have two designees on the Board of Directors of the Company, one designee on the audit and compensation committees of the Company and one representative to serve in an operations capacity;

                  (c)  entitles   the  Stockholders  to have one designee on the
         Board of Directors of the Company;

                  (d) with certain exceptions, restricts the transfer of any securities owned by the Stockholders until April 11, 1998 and requires the Stockholders in the aggregate to continue to own at least 51% of the Common Stock of the Company from April 11, 1998 until April 11, 2000;

                  (e) in the event that Conseco makes a tender offer to all holders of Common Stock of the Company prior to April 11, 1998 at a price per share equal to the greater of (x) the market value of the Common Stock or (y) $4.00, requires the Stockholders to tender at least such number of shares of Common Stock as will reduce the holdings of the Stockholders in the aggregate below 20% of the issued and outstanding Common Stock of the Company; and

                  (f) obligates the Stockholders to vote for the approval of the issuance of the Debentures to Capitol American and the conversion provisions described therein.

Item 7.  Material to Be Filed as Exhibits.

                  *(a)     Securities Purchase Agreement, dated as of April 11,
         1997, between the Company and Capitol American.

                  *(b) 12% Subordinated Convertible Note, dated April 11, 1997, in the principal amount of $10,000,000 issued to Capitol American.

                  *(c) Stockholders' Agreement, dated as of April 11, 1997, among the Company, Conseco, Capitol American and the stockholders named therein.

                  *(d) Registration Rights Agreement, dated as of April 11, 1997, between the Company and Capitol American.

                   (e) Joint Filing Agreement, dated as of July 18, 1997, between Capitol American, Conseco and CIHC.

                  * Incorporated by reference from the Form 10-K filed by the Company on April 15, 1997.

                                   SIGNATURES


         After reasonable Inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 1997

                                   Capitol American Life Insurance
Company


                                   By:/S/DONALD F. GONGAWARE
                                      ----------------------------
                                   Name: Donald F. Gongaware
                                   Title: President



                                   Conseco, Inc.


                                   By: /S/DONALD F. GONGAWARE
                                       ---------------------------
                                   Name: Donald F. Gongaware
                                   Title: Executive Vice President


                                   CIHC, Inc.

                                   By: /S/WILLIAM T. DEVANNEY, JR.
                                       ---------------------------
                                   Name:   William T. Devanney, Jr.
                                   Title:  Vice President

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


                                                   EXHIBIT INDEX

Item     Description                                                                                    Page
----     -----------                                                                                    ----
*1.      Securities Purchase Agreement, dated as of April 11, 1997, between the Company and Capitol American.

*2. 12% Subordinated Convertible Note, dated April 11, 1997, in the principal amount of $10,000,000 issued to Capitol American.

*3.      Stockholders' Agreement, dated as of April 11, 1997, among the
         Company, Conseco, Capitol American and the stockholders named therein.

*4. Registration Rights Agreement, dated as of April 11, 1997, between the Company and Capitol American.

 5.      Joint Filing Agreement, dated as of July 18, 1997, between                                      13
         Capitol American, Conseco and CIHC.

         * Incorporated  by reference from the Form 10-K filed by the Company on April 15, 1997.

                                       12